UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34, Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
 Date: October 30, 2018

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED AT SEPTEMBER 30, 2017 AND 2018 (UNAUDITED); AND CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT DECEMBER 31, 2017 (AUDITED)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH
PERIOD ENDED AT SEPTEMBER 30, 2017 AND 2018 (UNAUDITED); AND CONSOLIDATED
STATEMENT OF FINANCIAL POSITION AT DECEMBER 31, 2017 (AUDITED)

S/ = Peruvian Sol
US$ = United States dollar

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(All amounts are expressed in thousands of S/ unless otherwise stated)

ASSETS
		As at	As at
		December 31,	September 30,
	Note	2017	2018

Current assets
Cash and cash equivalents	8	626,180	545,063
Financial asset at fair value through profit or loss		181	211
Trade accounts receivables, net		992,724	947,251
Unbilled work in progress, net		584,753	391,679
Accounts receivable from related parties	9	100,752	53,316
Other accounts receivable		765,445	774,657
Inventories, net		770,711	646,424
Prepaid expenses		33,478	37,892
		3,874,224	3,396,493

Non-current assets classified as held for sale		17,722	-

Total current assets		3,891,946	3,396,493

Non-current assets
Long-term trade accounts receivable, net		848,590	1,195,251
Long-term unbilled work in progress, net		87,410	30,858
Long-term accounts receivable from related parties	9	773,930	765,569
Prepaid expenses		38,082	40,917
Other long-term accounts receivable		470,852	441,605
Investments in associates and joint ventures	10	268,671	266,052
Investment property		45,687	43,704
Property, plant and equipment, net	11	865,735	567,254
Intangible assets, net	11	940,070	916,618
Deferred income tax asset		436,697	491,841
Total non-current assets		4,775,724	4,759,669

Total assets		8,667,670	8,156,162
LIABILITIES AND EQUITY
		As at	As at
		December 31,	September 30,
	Note	2017	2018

Current liabilities
Borrowings	12	1,056,764	948,648
Bonds	14	36,655	37,712
Trade accounts payable		1,453,046	1,339,175
Accounts payable to related parties	9	55,174	80,638
Current income tax		85,543	55,127
Other accounts payable		848,500	779,033
Provisions	15	13,503	6,718
		3,549,185	3,247,051

Non-current liabilities
Borrowings	12	633,299	518,718
Long-term bonds	14	910,912	901,502
Other long-term accounts payable		852,473	797,051
Long-term accounts payable to related parties	9	25,954	22,313
Provisions	15	33,914	33,319
Derivative financial instruments		383	72
Deferred income tax liability		72,472	98,049
Total non-current liabilities		2,529,407	2,371,024
Total liabilities		6,078,592	5,618,075

Equity
Capital	16	660,054	660,054
Legal reserve		132,011	132,011
Optional reserve		29,974	29,974
Share Premium		881,795	872,212
Other reserves		(169,671)	(167,620)
Retained earnings		589,167	606,374
Equity attributable to controlling interest in the Company		2,123,330	2,133,005
Non-controlling interest		465,748	405,082
Total equity		2,589,078	2,538,087
Total liabilities and equity		8,667,670	8,156,162

The accompanying notes on pages 7 to 27 are an integral part of the consolidated financial statements.

CONSOLIDATED INCOME STATEMENT
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period of nine months
		ended September 30,
	Note	2017	2018

Revenues from construction activities		1,578,260	1,487,917
Revenues from services provided		1,396,830	1,353,037
Revenue from real estate and sale of goods		644,306	900,624
		3,619,396	3,741,578

Cost of construction activities		(1,520,446)	(1,471,457)
Cost of services provided		(1,224,248)	(1,213,377)
Cost of real estate and goods sold		(448,631)	(463,294)
	17	(3,193,325)	(3,148,128)
Gross profit		426,071	593,450

Administrative expenses	17	(244,218)	(252,404)
Other income and expenses		9,779	9,390
Gain from the sale of investments		248,595	41,895
Operating profit		440,227	392,331

Financial expenses		(132,021)	(187,091)
Financial income		23,725	24,763
Share of the profit or loss in associates and joint
ventures under the equity method of accounting		20,912	(2,288)
Profit before income tax		352,843	227,715
Income tax	18	(127,449)	(99,943)
Profit (loss) for the year from continuing operations		225,394	127,772

Profit for the year from discontinued operations		64,972	8,591
Profit (loss) for the period		290,366	136,363

Profit (loss) attributable to:
Owners of the Company		238,788	15,712
Non-controlling interest		51,578	120,651
		290,366	136,363

Earnings (loss) per share from continuing operations
attributable to owners of the Company during
the period		0.362	0.024

The accompanying notes on pages 7 to 17 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

	For the period of nine months
	ended September 30,
Note	2017	2018

Profit (Loss) for the period	290,366	136,363
Other comprehensive income:
Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax	(1,696)	2,041

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	334	221
Foreign currency translation adjustment, net of tax	(1,393)	9,721
Change in value of available-for-sale financial assets, net of tax	-	-
Transfer to profit or loss from sales of available-for-sale financial assets, net of tax	-	-
Exchange difference from net investment in a foreign operation, net of tax	4,653	(5,866)
Transferencia a resultados de diferencia de cambio de inversión neta en el extranjero, neto de impuestos	-	-
	3,594	4,076
Other comprenhensive income for the period, net of tax	1,898	6,117
Total comprehensive income for the period	292,264	142,480

Comprehensive income attributable to:
Owners of the Company	240,887	19,258
Non-controlling interest	51,377	123,222
	292,264	142,480

Comprehensive income attributable to owners of the Company:
Continuing operations	184,904	11,866
Discontinued operations	55,983	7,392
	240,887	19,258

The accompanying notes on pages 7 to 27 are an integral part of the consolidated financial statements.

	-	-

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2018
(All amounts are expressed in thousands of S/ unless otherwise stated)

	Attributable to the controlling interests of the Company
	Number				Premium
	of shares		Legal	Optional	for issuance	Other	Retained		Non controlling
	In thousands	Capital	reserve	reserve	of shares	reserves	earnings	Total	interest	Total

Balances as of January 1, 2017	660,054	660,054	132,011	29,974	882,464	(167,572)	916,396	2,453,327	517,538	2,970,865

Profit for the period	-	-	-	-	-	-	238,788	238,788	51,578	290,366
Cash flow hedge	-	-	-	-	-	317	-	317	17	334
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(1,241)	(1,241)	(455)	(1,696)
Foreign currency translation adjustment	-	-	-	-	-	(1,580)	-	(1,580)	187	(1,393)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	4,603	-	4,603	50	4,653
Comprehensive income of the period	-	-	-	-	-	3,340	237,547	240,887	51,377	292,264
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(39,118)	(39,118)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(767)	(767)
- Additional acquisition of non-controlling	-	-	-	-	(408)	-	-	(408)	(154)	(562)
- Deconsolidation of former subsidiary	-	-	-	-	-	-	-	-	(7,801)	(7,801)
Total transactions with shareholders	-	-	-	-	(408)	-	-	(408)	(47,840)	(48,248)
Balances as of September 30, 2017	660,054	660,054	132,011	29,974	882,056	(164,232)	1,153,943	2,693,806	521,075	3,214,881

Balances as of January 1, 2018	660,054	660,054	132,011	29,974	881,795	(169,671)	589,167	2,123,330	465,748	2,589,078
Profit (loss) for the period	-	-	-	-	-	-	15,712	15,712	120,651	136,363
Cash flow hedge	-	-	-	-	-	210	-	210	11	221
Adjustment for actuarial gains and losses	-	-	-	-	-	-	1,495	1,495	546	2,041
Foreign currency translation adjustment	-	-	-	-	-	7,604	-	7,604	2,117	9,721
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(5,763)	-	(5,763)	(103)	(5,866)
Comprehensive income of the period	-	-	-	-	-	2,051	17,207	19,258	123,222	142,480
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(98,621)	(98,621)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(51,805)	(51,805)
- Additional acquisition of non-controlling	-	-	-	-	(9,583)	-	-	(9,583)	(4,050)	(13,633)
- Deconsolidation of former subsidiary	-	-	-	-	-	-	-	-	(29,412)	(29,412)
Total transactions with shareholders	-	-	-	-	(9,583)	-	-	(9,583)	(183,888)	(193,471)
Balances as of September 30, 2018	660,054	660,054	132,011	29,974	872,212	(167,620)	606,374	2,133,005	405,082	2,538,087

The accompanying notes on pages 7 to 27 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES
(All amounts are expressed in thousands of S/ unless otherwise stated)

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the period of nine months
		ended September 30,
	Note	2017	2018

OPERATING ACTIVITIES
Loss before income tax		432,024	236,306
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation		149,387	100,007
Amortization of other assets		71,046	83,582
Impairment of inventories		555	(21,614)
Impairment of accounts receivable and other accounts receivable		123	11,936
Impairment of property, plant and equipment	12	334	4,993
Indemnification		-	(35)
Profit on fair value of financial asset at fair value through profit or loss		(33)	-
Other Provisions	15	1,490	2,790
Financial expense,net		138,930	126,943
Foreign exchange loss (gain) on loans		(30,766)	19,215
Share of the profit and loss in associates and joint ventures
under the equity method of accounting	11	(20,912)	2,288
Reversal of provisions	15	(1,066)	(5,042)
Disposal of fixed assets		2,557	4,004
Disposal of investments at fair value through profit or loss		19	-
Profit on sale of property, plant and equipment		(17,016)	5,235
Loss on sale of non-current asset held for sale		(25,724)	-
Loss on sale from available-for-sale financial assets		-	1,529
Profit on sale of investments in subsidiaries		(244,313)	(41,895)
Loss on remeasurement of accounts receivable		(7,581)	16,447
Net variations in assets and liabilities:
Trade accounts receivable and unbilled working in progress		(157,010)	(357,444)
Other accounts receivable		(31,476)	(9,609)
Other accounts receivable from related parties		(16,240)	34,290
Inventories		141,249	105,804
Pre-paid expenses and other assets		(10,768)	(7,931)
Trade accounts payable		306,108	13,402
Other accounts payable		154,084	(21,749)
Other accounts payable to related parties		(65,789)	94,982
Other provisions		(1,692)	(6,626)
Interest payment		(140,157)	(135,211)
Payments for purchases of intangibles - Concessions		(11,936)	(8,864)
Payment of income tax		(117,339)	(159,926)
Net cash provided by operating activities		498,088	87,807

INVESTING ACTIVITIES
Sale of available-for-sale investment		397,737	197,230
Sale of property, plant and equipment		53,385	24,337
Sale of financial asset at fair value through profit or loss		97	-
Sale of non-current assets held for sale		43,365	16,244
Interest received		6,024	23,637
Dividends received		1,622	653
Payment for purchase of investments properties		(1,034)	(115)
Payments for intangible purchase		(72,646)	(84,735)
Payments for purchase and contributions on investment in associate and joint ventures		(1)	(3,771)
Payments for property, plant and equipment purchase		(97,565)	(48,626)
Net cash provided by investing activities		330,984	124,854

FINANCING ACTIVITIES
Loans received		1,129,625	858,121
Amortization of loans received		(1,616,907)	(1,018,569)
Amortization of bonds issued		(28,796)	(21,952)
Payment for transaction costs for debt		(31,770)	-
Dividends paid to non-controlling interest		(39,118)	(98,621)
Cash received (return of contributions )from non-controlling shareholders		(767)	(26,416)
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		(562)	(1,192)
Net cash applied to financing activities		(588,295)	(308,629)
Net increase (net decrease) in cash		240,777	(95,968)
Cash and cash equivalents at the beginning of the period		606,949	626,180
Cash and cash equivalents at the end of the period	8	847,726	530,212

NON-CASH TRANSACTIONS:
Acquisition of assets through finance leases		44,056	2,240
Recognition of non-current assets available for sale by the operations of the CCDS		255,898	-
Reclassification of the investment in the associate GSP to non-current assets classified as held for sale		727,519	-
Accounts payable to the non-controlling interest for purchase of investments		-	12,441
Contribution in inventories		-	25,389
Reclassification of corporate building to non-current assets classified as held for sale		56,703

The accompanying notes on pages 7 to 27 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED AT SEPTEMBER 30, 2017 AND 2018 (UNAUDITED); AND, CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT DECEMBER 31, 2017 (AUDITED)

1.   GENERAL INFORMATION

Graña y Montero S.A.A. (hereinafter “the Company”) is the parent of the Graña y Montero Group (hereinafter “the Group”) and it is mainly engaged in holding investments in different Group companies. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management and office operating leasing to the Group’s companies.

The Group is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, infrastructure (public concession ownership and operation), real estate businesses and services.

These condensed interim consolidated financial statements as of September 30, 2018 were prepared and authorized for issuance by the Chief Financial Officer on October 30, 2018.

   2.  BASIS OF PREPARATION

These condensed interim consolidated financial statements for the period ended September 30, 2018 were prepared in accordance with (IAS 34) “Interim financial reporting”. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The condensed interim consolidated financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

3.   SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements at December 31, 2017, except for the new international financial information regulations (IFRS) effective as of January 1, 2018, which the Group is in the process of adoption.

4.   FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Group’s Management. Management oversees the general management of risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity as well as financial risks and carries out periodic supervision and monitoring.

4.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures in one of its subsidiaries and considers the use of other derivatives in the event that it identifies risks that may generate an adverse effect for the Group in the short and medium-term.

a) Market risks

i.	Foreign Exchange risk

The Group is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of September 30, 2018, and December 31, 2017, this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos.

ii.	Price risk

Management considers that the exposure of the Group to the price risk of its investments in mutual funds, bonds and equity securities is low, since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the condensed interim consolidated financial statements.

iii.	Cash flow and fair value interest rate risk

The Group’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

b) Credit risk

Credit risk arises from cash and cash equivalent and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted.

With respect to loans to related parties, the Group has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board.

c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. Historically, the Group cash flows enabled it to maintain sufficient cash to meet its obligations. However, as of December 31, 2016, the Group started to experienced liquidity risk due to the early termination of the GSP concession agreement and the obligations assumed. As a consequence, the Group started a disinvestment plan to be able to meet the obligations resulting from this scenario.

Group Corporate Finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs, so that the Group does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

 Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal statement of financial position ratio targets and, if applicable, external regulatory or legal requirements; for example, foreign currency restrictions.

 Surplus cash held by the operating entities over the balance required for working capital management are invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

 The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted   cash flows.

	Less than	1-2	2-5	More than
	1 year	years	years	5 years	Total

At December 31, 2017
Other financial liabilities (except
for finance leases)	1,003,500	336,913	290,253	-	1,630,666
Finance leases	72,864	41,877	24,022	638	139,401
Bonds	109,746	148,986	353,349	1,272,647	1,884,728
Trade accounts payable	1,453,046	-	-	-	1,453,046
Accounts payable to related parties	55,174	25,954	-	-	81,128
Other accounts payable	153,498	34,527	371,976	-	560,001
Other non-financial liabilities	-	383	-	-	383
	2,847,828	588,640	1,039,600	1,273,285	5,749,353

At September 30, 2018
Other financial liabilities (except
for finance leases)	925,563	415,959	126,767	36,833	1,505,122
Finance leases	29,303	14,560	15,416	-	59,279
Bonds	109,868	151,863	354,229	1,198,908	1,814,868
Trade accounts payable	1,339,175	-	-	-	1,339,175
Accounts payable to related parties	80,638	22,313	-	-	102,951
Other accounts payable	271,349	2,883	485,808	-	760,040
Other non-financial liabilities	-	72	-	-	72
	2,755,896	607,650	982,220	1,235,741	5,581,507

4.2	Capital management

 The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and tomaintain an optimal capital structure to reduce the cost of capital. From 2017 the situation of the Group, has lead Management to monitor deviations that might cause the non-compliance of covenants and may hinder renegotiation of liabilities (Note12).

 In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

 The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

 As of December 31, 2017, and September 30, 2018, the gearing ratio is presented below indicating the Company’s strategy to keep it in a range from 0.10 to 0.70.

	At	At
	December 31,	September 30,
	2017	2018

Total borrowings and bonds	2,637,630	2,406,580
Less: Cash and cash equivalents	(626,180)	(545,063)
Net debt	2,011,450	1,861,517
Total equity	2,589,078	2,538,087
Total capital	4,600,528	4,399,604

Gearing ratio	0.44	0.42

4.3	Fair value estimation

 For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-
Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

  The fair value of the financial assets classified as at fair value through profit or loss has been determined with observable information of Level 1.

Other financial instruments measured at fair value correspond to the interest rate swaps signed by subsidiary GMP S.A., by which a variable-interest instrument is changed to a fixed interest rate (cash flow hedge). The information used for determining the fair value of these instruments are Level 2 and has been determined based on the present value of discounted future cash flows applied to the interest-rate change projections of Citibank N.A.

The carrying amounts of cash and cash equivalents correspond to their fair values. The Company considers that the carrying amount of trade accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 12, has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments (Level 2).

   5.   CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

 Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2017.

   6.   SEASONALITY OF OPERATIONS

The Group shows no seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the period.

 7.   SEGMENT INFORMATION

Operating segments are reported consistently with the internal reports that are reviewed by the Group’ chief decision-maker; that is, the Executive Committee, which is led by the Chief Executive Officer. This Committee is responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate and (iv) technical services.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘infraestructure’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers. There is no external customer that represents 10% or more of the Goup’s revenue.

The table below shows the Group’s financial statements by operating segments:

Operating segments financial position
Segment reporting
		Infrastructure
	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Technical services	Parent Company Operations	Eliminations	Consolidated
As of December 31, 2017
Assets.-
Cash and cash equivalent	184,401	43,878	121,901	161,073	4,204	85,187	21,904	3,632	-	626,180
Financial asset at fair value through profit or loss	181	-	-	-	-	-	-	-	-	181
Trade accounts receivables	368,303	64,364	128,124	108,706	604	45,897	274,103	419	2,204	992,724
Work in progress	578,723	-	-	-	-	-	-	6,030	-	584,753
Accounts receivable from related parties	230,607	2,746	62,525	3,072	8,852	69,382	9,947	66,059	(352,438)	100,752
Other accounts receivable	518,123	55,959	66,765	31,381	1,922	40,026	38,527	12,742	-	765,445
Inventories	46,499	15,093	8,685	19,457	-	643,882	45,512	190	(8,607)	770,711
Prepaid expenses	4,470	1,168	2,354	10,312	164	216	14,037	757	-	33,478
Non-current assets classified as held for sale	17,722	-	-	-	-	-	-	-	-	17,722
Total current assets	1,949,029	183,208	390,354	334,001	15,746	884,590	404,030	89,829	(358,841)	3,891,946

Long-term trade accounts receivable	-	-	14,747	793,991	-	-	39,852	-	-	848,590
Long-term work in progress	58,997	-	28,413	-	-	-	-	-	-	87,410
Long-term accounts receivable from related parties	258,479	-	27,660	-	-	-	474	636,941	(149,624)	773,930
Prepaid expenses	-	-	24,585	13,115	892	-	-	-	(510)	38,082
Other long-term accounts receivable	75,030	53,917	11,159	255,179	7,348	9,811	1,712	56,696	-	470,852
Investments in associates and joint ventures	111,513	7,344	-	-	-	1	10,113	2,206,230	(2,066,530)	268,671
Investment property	-	-	-	-	-	45,687	-	-	-	45,687
Property, plant and equipment	509,700	171,226	18,572	580	60	11,621	100,936	70,627	(17,587)	865,735
Intangible assets	203,390	160,288	492,424	323	-	1,022	47,332	24,031	11,260	940,070
Deferred income tax asset	165,227	5,507	11,057	-	-	10,316	46,470	192,088	6,032	436,697
Total non-current assets	1,382,336	398,282	628,617	1,063,188	8,300	78,458	246,889	3,186,613	(2,216,959)	4,775,724
Total assets	3,331,365	581,490	1,018,971	1,397,189	24,046	963,048	650,919	3,276,442	(2,575,800)	8,667,670
Liabilities.-
Borrowings	591,987	46,924	2,589	-	-	162,031	139,821	113,412	-	1,056,764
Bonds	-	-	24,361	12,294	-	-	-	-	-	36,655
Trade accounts payable	955,015	62,659	85,329	81,161	132	43,724	189,553	36,412	(939)	1,453,046
Accounts payable to related parties	114,198	3,664	60,857	83,841	14	37,396	14,428	88,546	(347,770)	55,174
Current income tax	29,379	1,282	1,122	-	161	45,299	8,300	-	-	85,543
Other accounts payable	492,362	12,487	68,994	27,058	49	63,654	109,904	73,992	-	848,500
Provisions	6,682	5,204	-	-	-	20	1,597	-	-	13,503
Total current liabilities	2,189,623	132,220	243,252	204,354	356	352,124	463,603	312,362	(348,709)	3,549,185

Borrowings	127,773	101,549	1,945	-	-	12,010	26,458	363,564	-	633,299
Long-term bonds	-	-	319,549	591,363	-	-	-	-	-	910,912
Other long-term accounts payable	379,043	-	52,349	349,987	158	32,058	36,409	2,469	-	852,473
Long-term accounts payable to related parties	4,306	-	836	89,023	23,445	-	30,739	32,102	(154,497)	25,954
Provisions	8,587	16,707	-	-	-	-	3,365	5,255	-	33,914
Derivative financial instruments	-	383	-	-	-	-	-	-	-	383
Deferred income tax liability	26,633	8,957	8,606	20,789	210	-	7,277	-	-	72,472
Total non-current liabilities	546,342	127,596	383,285	1,051,162	23,813	44,068	104,248	403,390	(154,497)	2,529,407
Total liabilities	2,735,965	259,816	626,537	1,255,516	24,169	396,192	567,851	715,752	(503,206)	6,078,592
Equity attributable to controlling interest in the Company	487,923	299,411	323,987	106,256	(123)	217,290	82,100	2,547,328	(1,940,842)	2,123,330
Non-controlling interest	107,477	22,263	68,447	35,417	-	349,566	968	13,362	(131,752)	465,748
Total liabilities and equity	3,331,365	581,490	1,018,971	1,397,189	24,046	963,048	650,919	3,276,442	(2,575,800)	8,667,670

Operating segments financial position
Segment reporting
		Infrastructure
	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Technical services	Parent Company Operations	Eliminations	Consolidated
As of September, 2018
Assets.-
Cash and cash equivalent	135,693	30,619	105,927	169,624	6,270	74,606	11,894	10,430	-	545,063
Financial asset at fair value through profit or loss	211	-	-	-	-	-	-	-	-	211
Trade accounts receivables	169,276	84,973	146,295	198,883	666	69,666	277,315	177	-	947,251
Work in progress	383,829	-	-	-	-	-	-	7,850	-	391,679
Accounts receivable from related parties	191,041	258	31,411	3,131	8,852	62,008	30,251	69,971	(343,607)	53,316
Other accounts receivable	495,043	55,292	37,489	40,343	236	55,115	54,289	36,848	2	774,657
Inventories	30,733	17,204	9,840	26,968	-	538,072	42,272	-	(18,665)	646,424
Prepaid expenses	3,209	2,339	2,963	14,996	196	186	12,312	1,691	-	37,892
Total current assets	1,409,035	190,685	333,925	453,945	16,220	799,653	428,333	126,967	(362,270)	3,396,493

Long-term trade accounts receivable	75,228	-	40,738	1,042,343	-	-	36,942	-	-	1,195,251
Long-term work in progress	-	-	30,858	-	-	-	-	-	-	30,858
Long-term accounts receivable from related parties	264,613	-	38,561	-	-	-	866	761,873	(300,344)	765,569
Prepaid expenses	-	-	34,199	6,377	853	-	-	-	(512)	40,917
Other long-term accounts receivable	253,289	56,497	7,862	82,426	7,346	7,173	668	26,344	-	441,605
Investments in associates and joint ventures	103,453	7,948	-	-	-	3,768	7,837	2,319,330	(2,176,284)	266,052
Investment property	-	-	-	-	-	43,704	-	-	-	43,704
Property, plant and equipment	228,415	163,686	15,480	1,071	99	9,783	87,487	69,015	(7,782)	567,254
Intangible assets	171,738	191,730	476,403	702	-	1,104	40,643	23,782	10,516	916,618
Deferred income tax asset	196,692	4,944	3,758	-	-	16,891	53,290	209,458	6,808	491,841
Total non-current assets	1,293,428	424,805	647,859	1,132,919	8,298	82,423	227,733	3,409,802	(2,467,598)	4,759,669
Total assets	2,702,463	615,490	981,784	1,586,864	24,518	882,076	656,066	3,536,769	(2,829,868)	8,156,162
Liabilities.-
Borrowings	267,109	43,843	28,611	211,602	-	129,003	197,359	71,121	-	948,648
Bonds	-	-	24,656	13,056	-	-	-	-	-	37,712
Trade accounts payable	821,075	59,077	85,706	116,900	162	27,504	185,959	42,792	-	1,339,175
Accounts payable to related parties	129,733	3,924	27,672	85,611	-	35,853	22,207	109,244	(333,606)	80,638
Current income tax	5,334	2,617	302	-	220	25,206	21,448	-	-	55,127
Other accounts payable	426,999	20,913	57,543	24,398	337	118,675	86,444	43,724	-	779,033
Provisions	395	5,034	-	-	-	165	1,124	-	-	6,718
Total current liabilities	1,650,645	135,408	224,490	451,567	719	336,406	514,541	266,881	(333,606)	3,247,051

Borrowings	11,742	93,167	828	-	-	11,479	8,975	392,527	-	518,718
Long-term bonds	-	-	305,017	596,485	-	-	-	-	-	901,502
Other long-term accounts payable	487,271	-	40,955	209,612	312	26,161	30,169	2,571	-	797,051
Long-term accounts payable to related parties	9,022	-	5,036	83,515	23,322	-	27,900	183,950	(310,432)	22,313
Provisions	7,863	18,247	-	-	-	-	1,954	5,255	-	33,319
Derivative financial instruments	-	72	-	-	-	-	-	-	-	72
Deferred income tax liability	27,080	22,927	8,135	32,766	198	-	6,943	-	-	98,049
Total non-current liabilities	542,978	134,413	359,971	922,378	23,832	37,640	75,941	584,303	(310,432)	2,371,024
Total liabilities	2,193,623	269,821	584,461	1,373,945	24,551	374,046	590,482	851,184	(644,038)	5,618,075
Equity attributable to controlling interest in the Company	433,299	321,329	330,653	159,689	(33)	208,817	58,090	2,672,304	(2,051,143)	2,133,005
Non-controlling interest	75,541	24,340	66,670	53,230	-	299,213	7,494	13,281	(134,687)	405,082
Total liabilities and equity	2,702,463	615,490	981,784	1,586,864	24,518	882,076	656,066	3,536,769	(2,829,868)	8,156,162

Operating segment performance
Segment Reporting
		Infrastructure
	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Technical services	Parent Company operations	Eliminations	Consolidated
Period 2017 -

Revenue	1,734,476	318,313	386,225	213,077	2,297	443,581	777,438	51,819	(307,830)	3,619,396
Gross profit (loss)	126,136	46,773	88,956	35,241	260	144,065	75,683	(44,331)	(46,712)	426,071
Administrative expenses	(116,957)	(12,032)	(24,406)	(9,508)	(255)	(13,600)	(69,373)	(46,752)	48,665	(244,218)
Other income and expenses	2,921	566	522	(675)	-	(2,863)	8,316	923	69	9,779
Gain from the sale of investments	-	-	-	-	-	49,002	-	195,378	4,215	248,595
Operating profit (loss)	12,100	35,307	65,072	25,058	5	176,604	14,626	105,218	6,237	440,227
Financial expenses	(33,486)	(8,862)	(5,282)	(4,081)	(35)	(15,112)	(21,476)	(59,109)	15,422	(132,021)
Financial income	3,510	1,729	2,427	2,706	7	2,152	968	38,267	(28,041)	23,725
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	35,781	1,198	-	-	-	455	685	211,763	(228,970)	20,912
Profit (loss) before income tax	17,905	29,372	62,217	23,683	(23)	164,099	(5,197)	296,139	(235,352)	352,843
Income tax	(2,261)	(8,458)	(17,921)	(7,362)	(151)	(43,211)	(904)	(49,209)	2,028	(127,449)
Profit (loss) from continuing operations	15,644	20,914	44,296	16,321	(174)	120,888	(6,101)	246,930	(233,324)	225,394
Profit from discontinued operations	62,471	-	-	-	-	-	2,317	-	184	64,972
Profit (loss) for the period	78,115	20,914	44,296	16,321	(174)	120,888	(3,784)	246,930	(233,140)	290,366

Profit (loss) attributable to:

Owners of the Company	71,784	18,259	31,939	12,241	(174)	60,851	(3,304)	247,018	(199,826)	238,788
Non-controlling interest	6,331	2,655	12,357	4,080	-	60,037	(480)	(88)	(33,314)	51,578
	78,115	20,914	44,296	16,321	(174)	120,888	(3,784)	246,930	(233,140)	290,366

Operating segment performance
Segment Reporting
		Infrastructure
	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Technical services	Parent Company operations	Eliminations	Consolidated
Period 2018 -

Revenue	1,360,604	421,351	536,498	468,015	2,410	517,876	833,630	54,003	(452,809)	3,741,578
Gross profit (loss)	34,839	97,909	84,087	95,275	361	275,897	43,485	(21,705)	(16,698)	593,450
Administrative expenses	(99,251)	(14,808)	(25,945)	(7,871)	(187)	(27,104)	(65,328)	(44,353)	32,443	(252,404)
Other income and expenses	6,518	1,193	17	-	-	(1,318)	(3,249)	8,749	(2,520)	9,390
Gain from the sale of investments	41,895	-	-	-	-	-	-	-	-	41,895
Operating profit (loss)	(15,999)	84,294	58,159	87,404	174	247,475	(25,092)	(57,309)	13,225	392,331
Financial expenses	(54,364)	(11,086)	(21,101)	(5,050)	-	(13,600)	(26,483)	(78,555)	23,148	(187,091)
Financial income	8,199	501	2,869	19,814	45	4,908	1,256	21,907	(34,736)	24,763
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	21,983	1,156	-	-	-	-	1,234	115,608	(142,269)	(2,288)
(Loss)/profit before income tax	(40,181)	74,865	39,927	102,168	219	238,783	(49,085)	1,651	(140,632)	227,715
Income tax	11,423	(22,423)	(18,303)	(30,926)	(252)	(68,720)	13,928	15,746	(416)	(99,943)
(Loss)/Profit from continuing operations	(28,758)	52,442	21,624	71,242	(33)	170,063	(35,157)	17,397	(141,048)	127,772
Profit from discontinued operations	8,591	-	-	-	-	-	-	-	-	8,591
(Loss)/profit for the period	(20,167)	52,442	21,624	71,242	(33)	170,063	(35,157)	17,397	(141,048)	136,363

Profit (loss) attributable to:

Owners of the Company	(20,094)	48,365	17,487	53,432	(33)	44,243	(29,249)	17,497	(115,936)	15,712
Non-controlling interest	(73)	4,077	4,137	17,810	-	125,820	(5,908)	(100)	(25,112)	120,651
	(20,167)	52,442	21,624	71,242	(33)	170,063	(35,157)	17,397	(141,048)	136,363

No major changes occurred in total assets as compared to the amount stated in previous year-end financial statements.

There are no differences as compared to previous year-end financial statements based on segmentation or measurement of financial performance by segment.

8.                 CASH AND CASH EQUIVALENTS

This account comprises:

	At	At
	December 31,	September 30,
	2017	2018

Cash on hand	16,468	1,722
In-transit remittances	2,798	4,173
Bank accounts	493,666	506,493
Time deposits	113,248	32,675
	626,180	545,063

The above figures reconcile to the amount of cash shown in the statement of cash flows.

Reconciliation to the cash flow statement:

	At	At
	December 31,	September 30,
	2017	2018

Cash and cash equivalent	626,180	545,063
Bank overdrafts (Note 12)	(120)	(14,851)
Balances of the statement of cash flows	626,060	530,212

9.                 TRANSACTIONS WITH RELATED PARTIES

a)    Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:

	At	At
	September 30,	September 30,
	2017	2018
Revenue from sales of goods and services:
- Associates	1,330	196
- Joint operations	8,595	29,323
	9,925	29,519

Inter-company services were agreed based on market terms as if they had been agreed to third parties.

b)    Balances of transactions with related parties

	At December 31, 2017		At September 30, 2018
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations:
Consorcio GyM Conciviles	43,435	-	16,203	-
Consorcio Rio Urubamba	8,964	-	9,023	-
Consorcio Peruano de Conservación	7,417	-	6,404	-
Consorcio Vial Quinua	-	2,162	-	2,157
Consorcio Italo Peruano	14,536	18,849	5,275	9,173
Consorcio La Gloria	1,688	1,358	1,358	1,020
Terminales del Perú	3,290	-	2,615	1,544
Consorcio Rio Mantaro	1,134	763	2,302	22,186
Consorcio Vial Sierra	2,355	1,854	-	-
Consorcio Constructor Chavimochic	1,959	5,817	2,092	6,060
Consorcio Energía y Vapor	-	72	-	-
Consorcio Ermitaño	1,067	6	981	189
Consorcio Menegua	39	-	40	-
Consorcio para la Atención y Mant. de Ductos	-	12,074	-	-
Consorcio Huacho Pativilca	-	2,377	-	80
Consorcio TNT Vial y Vives - DSD Chile Ltda	-	-	-	23,358
Other minors	12,182	6,973	4,321	2,612
	98,066	52,305	50,614	68,379

Other related parties:
Gaseoducto Sur Peruano S.A	2,407	-	2,407	-
Perú Piping Spools S.A.C.	279	185	295	250
Ferrovías Argentina	-	2,684	-	7,610
Arturo Serna	-	-	-	4,399
	2,686	2,869	2,702	12,259
Current portion	100,752	55,174	53,316	80,638

Non-current portion:
Gasoducto Sur Peruano S.A	773,930	-	765,569	-
Ferrovías Participaciones	-	21,648	-	22,313
Arturo Serna	-	4,306	-	-
Non-current portion	773,930	25,954	765,569	22,313

Receivables and payables are mainly of current maturity and do not have specific guarantees, except for the receivable account from GSP. Accounts receivable from related parties have maturity periods of 60 days and arise from sales of goods and services. These balances are non-interest-bearing, and during 2018 do not require a provision for impairment.

Current accounts payable to related parties mainly arise from transactions to provide services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

10.               INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The movement of our investments in associates for the period ended September 30, 2017 and 2018 is as follows:

	At	At
	September 30,	September 30,
	2017	2018

Opening balance	886,855	268,671
Contributions received	-	3,770
Dividends received	(1,873)	(653)
Equity interest in results	7,946	(2,288)
Sale of Investment	(120,779)	-
Reclasificación operación discontinua	(714,554)	-
Conversion adjustment	127	(3,448)
Closing balance	57,722	266,052

-      In February 2017 subsidiary Viva GyM S.A. signed a purchase-sales agreement comprising its equity interest (representing 22.5%) held in associate Promoción Inmobiliaria del Sur S.A. The agreed selling price was US$25 million (equivalent to S/81 million), which was fully paid.

-      On April 24, 2017 the Company signed a purchase-sale agreement for their total capital stock (representing 51%) held in their joint venture with Compañía Operadora de Gas del Amazonas S.A.C. (COGA). The selling price was agreed at US$21.5 million (equivalent to S/69.8 million), which was fully paid.

-      In June 2018, the subsidiary Viva GyM S.A. signed a partnership agreement with the company OBRATRES S.A.C, percentage of interest 37.5%, to develop a real estate project located at Calle Tacna 544 in Barranco, the project will consist of 31 departments, 52 parking lots and 24 warehouses.

11.               PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

For the period ended September 30, 2017 and 2018, the movement in property, plant and equipment and intangible assets accounts was as follows:

	Property,
	plant and	Intangibles
	equipment	assets

Net cost at January 1, 2017	1,113,599	960,286

Additions	141,621	104,095
Subsidiary deconsolidation	(83,441)	(23,666)
Transfers, disposals and adjustments	(76,795)	(1,014)
Deductions for sale of assets	(36,369)	-
Depreciation, amortization	(147,656)	(71,047)
Net cost at September 30, 2017	910,959	968,654

Net cost at January 1, 2018	865,735	940,070

Additions	50,866	96,245
Subsidiary deconsolidation	(207,243)	(16,510)
Transfers, disposals and adjustments	(14,263)	(19,605)
Deductions for sale of assets	(29,572)	-
Depreciation, amortization	(98,269)	(83,582)
Net cost at September 30, 2018	567,254	916,618

a)     Property, plant and equipment

As of September 30, 2017 and 2018, additions to property, plant and equipment comprise acquisition of machinery and equipment intended for the Group’s operations.

Depreciation of fixed assets and investment properties for the period is broken down in the statement of income as follows:

	2017	2018

Cost of services and goods	102,114	83,246
Administrative expenses	11,047	6,613
(+) Depreciation discontinued operation	36,226	10,148
Total depreciation of property, plant and equipment and investment property	149,387	100,007
(-) Depreciation of investment property	(1,731)	(1,738)
Total depreciation of property, plant and equipment	147,656	98,269

b)     Intangible assets

As of September 30, 2017 and 2018, additions registered in intangible assets mainly comprise of investments in preparation of wells located in Lots I, III, IV and V to provide oil and hydrocarbon explotation services and in building  the second Ancón-Huacho-Pativilca road section of the Panamericana Norte highway (concession under intangible model).

i)     Goodwill

Management reviews the results of its businesses based on the type of economic activity carried out.

Goodwill allocated to cash-generating units are:

	At	At
	December 31,	September 30,
	2017	2018

Engineering and construction	75,051	76,525
Electromechanical	20,737	20,737
Telecommunications services	6,720	6,819
IT equipment and services	930	930
Mining and construction services	13,366	-
	116,804	105,011

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on the higher of its value in use and fair value less cost of disposal.  Value in use is determined based on the future cash flows expected to be generated by the assessed CGU.

As of September 30, 2018 same criteria used  as those applied in the impairment test at December 31, 2017 that concluded there was no impairment in the CGU .

12.               BORROWINGS

This item comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2017	2018	2017	2018	2017	2018

Bank overdrafts	120	14,851	120	14,851	-	-
Bank loans	1,561,634	1,256,213	990,467	902,374	571,167	353,839
Finance leases	128,309	54,684	66,177	26,993	62,132	27,691
Other financial entities	-	141,618	-	4,430	-	137,188
	1,690,063	1,467,366	1,056,764	948,648	633,299	518,718

a)     Bank loans

As of December 31, 2017 and September 30, 2018, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 3.30% and 13.9% in 2017 and between 1.6% and 13.8% in 2018.

			Current		Non-current
			At	At	At	At
	Interest	Date of	December 31,	September 30,	December 31,	September 30,
	rate	maturity	2017	2018	2017	2018

Graña y Montero S.A.A.	Libor USD 3M + de 4.9% a 5.5%	2018 / 2020	113,412	66,691	363,564	255,339
GyM S.A.	1.60% / 8.73%	2018 / 2019	551,413	244,360	95,376	1,313
GyM Ferrovías	Libor USD 1M + de 2%	2018	-	211,602	-	-
Viva GyM S.A.	7.00% / 12.00%	2018 / 2020	157,592	125,495	-	2,042
CAM Holding S.A.	4.68% / 13.76%	2018 / 2020	77,775	96,596	12,807	4,439
Adexus S.A.	5.90%	2018 / 2019	46,552	90,697	3,175	-
GMP S.A.	4.55% / 6.04%	2018 / 2020	42,911	39,894	96,245	90,706
CONCAR S.A.	6.50% / 17.75%	2019	812	27,039	-	-
			990,467	902,374	571,167	353,839

i)     Credit Suisse Syndicated Loan

In December 2015, the Group entered into a medium term loan credit agreement for up to US$200 million (equivalent to S/672 million), with Credit Suisse AG, Cayman Islands Branch and Credit Suisse Securities (USA) LLC.  The initial term of the loan was set at five years, with quarterly installments starting to be paid on the 18th month. The loan accrued interest at a rate of three months Libor plus 3.9% per year.  The proceeds were used to finance the equity interest in GSP.   On June 27, 2017, the Group renegotiated the terms of this loan to clear breaches related to the termination of the GSP concession.

As of September 30, 2018, the outstanding balance of the loan capital is US$37.5 million (equivalent to S/123.8 million).

The agreement contains certain covenants, including the obligation by the Company to maintain certain financial ratios during the term of the agreement.  As of the date of this report, we are in breach of the Consolidated Leverage Ratio described at the consolidated financial statements for 2017.   The Company is in the process of obtaining the waiver from the lenders.  Additionally, the syndicated loan required to make available to the lenders the audited consolidated financial statements for the fiscal years of 2016 and 2017, which were presented on May 15, 2018 and July 2, 2018, respectively.

ii)     GSP Bridge Loan

At December 31, 2016, the current balance includes US$129 million (equivalent to S/433.3 million) of the corporate guarantee issued by the Company to secure the bridge loan given to GSP, which was enforceable at that date.  On June, 2017, the Company has reached a new term loan with Natixis, BBVA, SMBC and MUFJ for US$78.7 million (equivalent to S/264.8 million), the proceeds of which were used to repay the GSP bridge loan.  The maturity is June, 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year.

As of to date, the outstanding balance of the loan capital is US$63.5 million (equivalent to S/209.6 million).

The new agreement contains certain covenants described at the consolidated financial statements for 2017. As of the date of this annual report, we are in default with respect to the consolidated leverage ratio.  The Company is in the process of obtaining the waiver from the lenders. Additionally, the syndicated loan required to make available to the lenders the audited  consolidated financial statements for the fiscal years of 2016 and 2017, which were presented on May 15, 2018 and July 2, 2018, respectively.

b)     Other financial entities

Securitization of Norvial flows

At May 29, 2018 the Company subscribes an agreement between the Company and Inversiones Concesiones Vial S.A.C. ("BCI Perú") -whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) -  to monetize future dividends from Norvial S.A. to the Company. This operation has as a finality to reduce the indebtness of the Company.The amount of the transaction was US$42.3 millions and ended on June 11, 2018.

Likewise, it has been agreed that our company will have purchase options on 48.8% of Norvial's economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A.. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and/or that a change of control occurs.

a)     Fair value of borrowings

The carrying amount and fair value of borrowings are broken down as follows:

	Book value	Carrying amount	Fair value	Fair value
	At	At	At	At
	December 31,	September 30,	December 31,	September 30,
	2017	2018	2017	2018

Bank overdrafts	120	14,851	120	14,851
Bank loans	1,561,634	1,256,213	1,627,000	1,507,951
Finance leases	128,309	54,684	141,040	81,620
Other financial entities	-	141,618	-	141,618
	1,690,063	1,467,366	1,768,160	1,746,040

As of September 30, 2018, the fair value is based on cash flows discounted using a rate based on the borrowing rate of 2.4% and 11.0% (2.4% and 13.8%  in 2017).
It should be noted that the interest rate used are those applicable and negotiated by each Company.

13.     BONDS

This item is broken down as follows:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2017	2018	2017	2018	2017	2018

GyM Ferrovías	603,657	609,541	12,294	13,056	591,363	596,485
Norvial	343,910	329,673	24,361	24,656	319,549	305,017
	947,567	939,214	36,655	37,712	910,912	901,502

a)	GyM Ferrovías S.A.

In February 2015 subsidiary GyM Ferrovías S.A. issued corporate bonds under the U.S. Regulation S. This issue was carried out in Peruvian Soles VAC (the Spanish acronym for constant value update) for a total amount of S/629 million. Maturity of these bonds is November 2039 and bear interest at a rate of 4.75% (plus VAC adjustment), they have a risk rating of AA+ (local grading) granted by  Apoyo & Asociados Internacionales Clasificadora de Riesgo. At September 30, 2018 the Group made a payment of S/65.1 million (S/52.7 million at September 30, 2017).

At September 30, 2017 and 2018 the account movement  was as follows:

	2017	2018

Balance at January, 1	604,031	603,657
Amortization	(14,320)	(7,611)
Accrued interest	36,760	35,937
Interest paid	(22,802)	(22,442)
Balance at September, 30	603,669	609,541

As part of the process of bond structuring, GyM Ferrovías engaged to adhere to the following covenants:

-     Debt service coverage ratio of not less than 1.2 times.
-     Keeping a constant minimum balance of trust equal to a quarter of operating and maintenance costs (including VAT)
-     Keeping a constant minimum balance of trust equal to two coupons as per schedule.

On August 23, 2017, GyM Ferrovias S. A. and Line One CPAO Purchaser LLC entered into the Sale and Purchase Agreement and Assignment of Rights Agreement regarding the CPAO (“Pago Anual por Inversiones Complementarias” in Spanish) derived from the Concession Agreement for up to US$316 million.

On August 23, 2017, GyM Ferrovias S. A. as Borrower, Mizuho Bank, Ltd. and Sumitomo Mitsui Banking Corporation as Lenders and Mizuho Bank, Ltd. as Administrative Agent entered into a US$80 million Working Capital loan agreement to partially finance the Expansion Project of Line 1 Lima Metro. As of September 30, 2018, US$64 million has been disbursed.

b)     Norvial S.A.

Between 2015 and 2016, the subsidiary Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million.  Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA.

The capital raised was used to finance the construction of the Second Phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

At September 30, 2017 and 2018 the account movement  was as follows:

	2017	2018

Balance at January, 1	363,684	343,910
Amortization	(14,476)	(14,341)
Accrued interest	2,327	18,065
Capitalized interest	19,513	2,646
Interest paid	(21,710)	(20,607)
Balance at September, 30	349,338	329,673

As part of the process of bond structuring, Norvial S.A. engaged to adhere to the following covenants:

-     Debt service coverage ratio of not less than 1.3 times.
-     Proforma gearing ratio lower than 4 times.

As of December 31,2017 and September 30, 2018 the Company has complied with its covenants for both bonds.

Fair value of the bonds of both Companies at September 30, 2018 amounted to S/1,070 million (at December 31, 2017 amounted to S/1,040 million), which has been calculated based on the discounted cash flows, using rates between 4.09% and 5.45% (rates between 4.49% and 6.63% at December 31, 2017) which are within level 2 of the fair value hierarchy.

14.    PROVISIONS

This item is broken down based on the expectation of liquidation as follows:

	At	At
	December 31,	September 30,
	2017	2018

Current portion	13,503	6,718
Non-current portion	33,914	33,319
	47,417	40,037

The movement of this item as of September 30, 2017 and September 30, 2018 is as follows:

		Contingent
		liabilities	Provision
	Legal	resulting from	for well
	claims	acquisitions	closure	Total

At January 1, 2017	15,732	8,125	17,216	41,073
Additions	1,127	363	-	1,490
Reversals of provisions	(238)	(828)	(382)	(1,448)
Payments	(1,692)	-	-	(1,692)
Translation adjustments	(24)	(1)	-	(25)
At September 30, 2017	14,905	7,659	16,834	39,398

At January 1, 2018	23,364	7,249	16,804	47,417
Additions	2,790	-	1,442	4,232
Reversals of provisions	(4,744)	(298)	-	(5,042)
Payments	(6,626)	-	-	(6,626)
Translation adjustments	53	2	-	55
At September 30, 2018	14,838	6,953	18,246	40,037

15.  CAPITAL

As of December 31, 2017 and September 30, 2018, the authorized, subscribed and paid-in capital, according to the Company’s bylaws as amended, is represented by 660,053,790 common shares at S/1.00 par value each.

At December 31, 2017 a total of 259,302,745 shares were represented by ADS, equivalent to 51,860,549 ADS at a ratio of 5 shares per ADS; and a total of 249,083,050 shares were represented by ADS, equivalent to 49,816,770 ADS at September 30, 2018.

16.  EXPENSES BY NATURE

For the period ended September 30, 2017 and 2018, this item comprises:

	Cost of
	goods	Administrative
At September 30, 2017	and services	expenses

Salaries, wages and fringe benefits	936,363	143,853
Services provided by third-parties	1,034,187	45,082
Purchase of goods	656,031	102
Other management charges	393,426	34,470
Depreciation	102,114	11,047
Amortization of intangibles	62,460	7,723
Taxes	7,752	1,921
Impairment of inventories	123	-
Impairment of accounts receivable	555	-
Impairment of property, plant and equipment	314	20
	3,193,325	244,218

At September 30, 2018
Salaries, wages and fringe benefits	1,007,832	114,323
Services provided by third-parties	893,620	77,359
Purchase of goods	705,621	42
Other management charges	376,810	48,000
Depreciation	83,246	6,613
Amortization of intangibles	76,746	5,432
Taxes	8,944	629
Impairment of accounts receivable	240	6
Recovery of impairment on inventory	(21,614)	-
Impairment of fixed asset	4,993	-
Impairment of other account receivable	11,690	-
	3,148,128	252,404

As of September 30, 2018, the subsidiary Viva GyM S.A. reverse the excess of provision for impairment in inventories and accounts receivable for S/21.6 million, reported in its results as a lower expense.

17.    INCOME TAX

These condensed interim consolidated financial statements for the period ended September 30, 2018, income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to September 30, 2018 is 43.89% (32.80% for the period ended September 30, 2017). The variation of the effective rate as compared to the previous year is due to the effect of the permanent differences in the income tax calculation.

18.  CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of September 30, 2018, contingencies held by the Group are substantially the same as those existing as of December 31, 2017.

In addition the Group had guarantee commitments with different financial institutions securing transactions in the amount of US$14.7 million.

19.  DIVIDENDS

As part of the covenants at the refinancing agreements mentioned in Note 12, the Company is unable to pay dividends until the cancellation of all liabilities related to these borrowings.

For the period ended September 30, 2018, the Group has paid dividends to its non-controlling subsidiaries participate by S/98.6 million (S/39.1 million for the same period in 2017).

20.   DISCONTINUED OPERATIONS

As part of the process of divestments of non-strategic assets initiated by the Company in 2017, Stracon GyM SA was sold, during the first semester of the year 2018.

a)	STRACON GyM S.A.

On March 28, 2018, the Company signed an agreement for the sale of the total shares (representing 87.59%) on Stracon GyM. The selling price was agreed at US$76.8 million, which was fully paid.

STRACON GyM S.A.
(net of intercompany transactions)
2018
From January 1
to March 31,

Revenue	236,368
Operating costs	(226,288)
Finance costs, net	1,393
Operating profit from discontinued activities before taxation	11,473
Income tax expense	(6,527)
Profit from discontinued ordinary activities after taxation	4,946

Profit from discontinued activities attributable to owners of the Company	4,332

Earnings per share relating to the discontinued operation are as follows:
Basic	0.063

Cash flows relating to the discontinued operation are as follows:
Operating cash flows	22,129
Investing cash flows	8,762
Financing cash flows	(24,464)

b)	GMD S.A.

On June 6, 2017 the Company signed a purchase-sale agreement for their total share (representing 89.19%) of GMD S.A. The selling price was agreed at US$84.7 million (equivalent to S/269.9 million), which was fully paid.

The financial performance and cash flow information presented are for the five months ended May 31, 2017.

GMD S.A.
(Net of intercompany transactions)
2017
From January 1
to May 31,

Revenue	7,204
Operating costs	(10,567)
Finance costs, net	(2,617)
Operating loss from discontinued activities before taxation	(5,980)
Income tax expense	(1,171)
Loss from discontinued ordinary activities after taxation	(7,151)

Loss from discontinued activities attributable to owners of the Company	(6,381)

Losses per share relating to the discontinued operation are as follows:
Basic	(0.558)

Cash flows relating to the discontinued operation are as follows:
Operating cash flows	10,220
Investing cash flows	(11,189)
Financing cash flows	1,618

21.  EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

On October 10, 2018, the Company, announced that at the Board of Directors meeting of Graña y Montero SAA, it was unanimously agreed to call a general meeting of shareholders to discuss the capital increase, through the issuance of preferential subscription rights that will be made available to investors only in Peru based on the provisions of the applicable Peruvian legislation. The funds of the capital increase approved will be destined to the equity strengthening of the Company and/or its subsidiaries.